FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates the information furnished in this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of the registrant, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

Explanatory Note

The purpose of this report on Form 6-K is to furnish the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the unaudited interim consolidated financial statements which were previously furnished in a report on Form 6-K filed with the SEC on December 28, 2011.

EXHIBITS

Exhibit Number

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 29, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director